November 19, 2024

Sabrina Martucci Johnson
Chief Executive Officer
Dar   Bioscience, Inc.
3655 Nobel Drive, Suite 260
San Diego, California 92122

       Re: Dar   Bioscience, Inc.
           Registration Statement on Form S-1
           Filed November 15, 2024
           File No. 333-283280
Dear Sabrina Martucci Johnson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Edwin Astudillo, Esq.